Acquire Skills and Knowledge Education Inc.

Balance Sheets

(Unaudited)

	December 31, 2020	December 31, 2019
ASSETS		
Cash	$ 6,939	$ -
Total current assets	6,939	-
Total assets	$ 6,939	$ -
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Loan from officer	$ 8,129	$ 3,151
Total current liabilities	8,129	3,151
Commitments and contingencies	-	-
Common stock, par value $0.01; 1,000,000 shares authorized, 693,752 and 690,000 issued and outstanding in 2020 and 2019, respectively	6,938	6,900
Paid-in-capital	8,484	-
Accumulated deficit	(16,612)	(10,051)
Total shareholders' deficit	(1,190)	(3,151)
Total liabilities and shareholders' deficit	$ 6,939	$ -